Exhibit 99.4

NICE to Further Enhance Security at Brooke Army Medical Center with the Expansion of Existing Implementation and Addition of Advanced Capabilities

U.S. Army medical center to deploy video analytics and IP-based surveillance

RA’ANANA, ISRAEL, June 27, 2011 NICE Systems Ltd. (NASDAQ: NICE) today announced that Brooke Army Medical Center (BAMC), a U.S. Army Hospital and Level 1 Trauma Center at Fort Sam Houston, San Antonio, is expanding its implementation of NICE security solutions and upgrading its video surveillance capabilities with NiceVision Net 2.0.

Brooke Army Medical Center has used NICE video surveillance solutions since 2001, and is now expanding the deployment to secure new facilities, which include a new seven-story hospital wing and an adjoining 5,000-space multi-level parking garage. BAMC is also renovating an existing facility where NICE video surveillance solutions are already deployed. For those planned expansions and improvements, BAMC is deploying the latest version of NICE’s IP video solution, NiceVision Net 2.0. The deployment will enable BAMC to leverage its existing infrastructure of analog surveillance cameras while migrating to IP video. The NiceVision solution provides smart video capabilities for all “edge” devices, including encoders, access control and cameras. This results in better video surveillance capabilities and a lower overall total cost of ownership (TCO). The NICE solution facilitates more efficient and effective management, maintenance and control of a video surveillance deployment. It can also easily scale to accommodate BAMC’s rapid facility expansion which will include more than 1,600 video surveillance cameras planned for integration with the NICE solution.

One specific need for BAMC is to capture high quality images of vehicles entering its new parking structure along with associated license plates, so BAMC can instantly recall video by license plate numbers or other criteria. To address this need NICE is providing a video surveillance/License Plate Recognition (LPR) solution.

The openness of the NICE IP video solution also gives BAMC better tools to deter and fight crime. The solution integrates smoothly with other systems and allows BAMC to maintain a high level of security across its entire operation. For example, the NICE video system was integrated with an infant protection system, which is now used by the BAMC maternity ward to prevent infant abduction. The integrated solution combines wireless radio frequency technology, RFID bracelets and video surveillance. Any attempt to remove an infant past pre-defined security access points automatically triggers a code pink alarm, simultaneously streaming video from nearby cameras to the BAMC control room. The integrated solution was deployed last December.

The upgrade to the NICE IP video surveillance will also help BAMC achieve higher levels of redundancy to ensure video recordings are not lost or compromised. This is critical because there are daily requests to retrieve video for investigations and court cases, including requests from the Judge Advocate General's Corps (JAG) office and for incidents involving patients and other matters.

“The security requirements of BAMC are very stringent,” said Yochai Rozenblatt, President and CEO of NICE Americas, NICE. “We’re happy to have been able to play a key role in securing Brooke Army Medical Center for the last decade and look forward to serving the hospital’s future security needs.”

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About Brooke Army Medical Center
Brooke Army Medical Center (BAMC - SAMMC) at Fort Sam Houston, San Antonio is part of the United States Army Medical Command. BAMC is a state-of-the-art facility noted for cardiology, cardiothoracic surgery and emergency medicine. Its outpatient clinics report over a million visits a year. BAMC is also a Level I trauma center and is part of the Southern Regional Medical Command (SRMC). As such, it plays a critical role in patient care, Graduate Medical Education and Research, as well as taking care of Wounded Warriors in Transition from the Global War on Terrorism.  More info at www.sammc.amedd.army.mil/.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.